UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  [x] Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

             For Period Ended:  March 31, 2005
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             |_|  Transition Report on Form 10-K
             |_|  Transition Report on Form 20-F
             |_|  Transition Report on Form 11-K
             |_|  Transition Report on Form 10-Q
             |_|  Transition Report on Form N-SAR
             For the Transition Period Ended:
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| Read Instruction (on back page) Before Preparing Form. Please Print or Type. |
|     Nothing in this form shall be construed to imply that the Commission     |
|               has verified any information contained herein.                 |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

American Equity Investment Life Holding Company
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Full Name of Registrant

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Former Name if Applicable

5000 Weston Parkway, Suite 440
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Address of Principal Executive Office (Street and Number)

West Des Moines, Iowa 50266
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |(a) The reason described in reasonable detail in Part III of this
      |    form could not be eliminated without unreasonable effort or
      |    expense
      |
      |(b) The subject annual report, semi-annual report, transition report
      |    on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |    portion thereof, will be filed on or before the fifteenth
      |    calendar day following the prescribed due date; or the subject
[x]   |    quarterly report or transition report on Form 10-Q or subject
      |    distribution report on Form 10-D, or portion thereof, will be
      |    filed on or before the fifth calendar day following the
      |    prescribed due date; and
      |
      |(c) The accountant's statement or other exhibit required by Rule
      |    12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

         American Equity Investment Life Holding Company (the "Company") requires additional time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005 (the "Quarterly Report"). On March 3, 2005, the Financial Accounting Standards Board posted to its website FASB Staff Position FSP No. FIN 46(R)-5 (the "FSP"), concerning implicit variable interests under FIN 46, which requires consolidation of variable interest entities. The Company is evaluating whether this FSP applies to its loan to American Equity Investment Service Company ("AEISC"), and if so, whether to early adopt the FSP. Because the FSP is a complex standard that requires significant analysis and judgment, the Company will be unable to complete its disclosure related to variable interest entities as defined by the FSP prior to the filing deadline. If the FSP is early adopted, the Company's net income (but not its operating earnings) for the first quarter of 2005 and prior periods will be adjusted to reflect the impact of consolidation under FIN 46 of AEISC.


PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
           Wendy L. Carlson            (515)                 221-0002
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                (Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                            Yes [x] No |_|

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              Yes [x] No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On May 9, 2005, the Company reported 2005 first quarter net income of $12.4 million (before adjustment for the effects of the FSP), an increase of 19% over 2004 first quarter net income of $10.4 million (before adjustment for the effects of the FSP). Consolidation under FIN 46 of AEISC relates back to January 1, 2003, which is the date on which the Company adopted FIN 46. During 2003, AEISC was taxed as an "S" corporation, which, after consolidation, requires no recording of a deferred income tax liability. Effective January 1, 2004, AEISC revoked its "S" election, which, after consolidation, requires the recording of a deferred tax liability, all of which is reflected in income tax expense for the first quarter of 2004. The potential increase in tax expense for the first quarter of 2004 is approximately $16.5 million.

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                American Equity Investment Life Holding Company
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        May 11, 2005         By:  /s/ Wendy L. Carlson
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                                 Name:  Wendy L. Carlson
                                 Title: Chief Financial Officer and General
                                        Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION-----------------------------------
| Intentional misstatements or omissions of fact constitute Federal Criminal  |
|                      Violations (See 18 U.S.C. 1001).                       |
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).